Interactive AGM
May 25, 2011
2-4pm PST

NovaGold
RESOURCES INC.

To enhance communication and engagement between shareholders and NovaGold's senior management team, NovaGold will be live-broadcasting its annual general meeting May 25, 2011 from 2-4pm PST.

Shareholders who cannot attend the meeting in person can watch live video of the meeting and CEO presentation online or listen to the meeting on the phone.

Shareholders can also ask questions of the CEO and management team online or on the phone.

NovaGold Speakers



Rick Van Nieuwenhuyse
President and CEO



Elaine Sanders
Vice President and CFO

Webcast: www.novagold.net
North America callers: 1-866-212-4491
International callers: 1-416-800-1066

ONE GOAL | ONE REPORT

NovaGold recognizes the intricate balance between financial and non-financial performance that will lead to successfully achieving its vision of becoming a low-cost, million-ounce-a-year gold producer. NovaGold's 2010 Integrated Report combines both our financial and sustainability performance in one publication.

NovaGold's 2010 Integrated Report will be available online May 25, 2011 at www.novagold.net

To reduce our environmental footprint, we will not be printing and mailing reports to all shareholders, but you can request a printed report by contacting NovaGold's corporate head office.

NovaGold Resources Inc.
2300, 200 Granville St, Vancouver, BC V6C 1S4 Canada
Telephone: 604-669-6227 | Email: info@novagold.net
www.novagold.net

NYSE-AMEX: NG | TSX: NG